[KEY ENERGY SERVICES, INC. LETTERHEAD]

August 20, 2008

Via EDGAR and Facsimile (202) 772-9368

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:                                         Ms. Anne Nguyen Parker
Mr. John Madison

Re:                               Key Energy Services, Inc.

Registration Statement on Form S-4, File No. 333-151166

Dear Ms. Parker and Mr. Madison:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Key Energy Services, Inc. (the “Company”), the registrant under the registration statement on Form S-4, File No. 333-151166 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 3:00 p.m., Washington, D.C. time, on August 22, 2008, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that: (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

KEY ENERGY SERVICES, INC.

/s/ Kimberly R. Frye
Kimberly R. Frye
Senior Vice President, General Counsel and Secretary